Exhibit 12.1
HYATT HOTELS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pretax income (loss) from continuing operations before adjustment for income or loss from equity investees	$322	$116	$78	$128	$(38)
Fixed charges	101	95	81	83	88
Distributed income of equity method investees	39	15	12	9	10
Subtract: Interest capitalized net of amortization	5	1	1	9	12
Subtract: Non-controlling interest loss with no fixed charges	(2)	(1)	(1)	(10)	(1)
Total Earnings	$459	$226	$171	$221	$49

Fixed Charges:
Interest expense	$74	$74	$61	$65	$69
Interest within rent expense	26	21	20	18	19
Performance guarantees accrued	1	—	—	—	—
Total Fixed Charges	$101	$95	$81	$83	$88

Ratio of Earnings to Fixed Charges (1)	4.5x	2.4x	2.1x	2.7x	0 (2)

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings or (losses) before adjustments for income or loss from equity investees; and fixed charges include: interest (expenses and capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness, the interest portion of rent expense that is deemed to be representative of the interest factor, and performance guarantee accrued.

(2)
We recorded a pre-tax loss from continuing operations of approximately $50 million for the fiscal year ended December 31, 2009. As a result, earnings were insufficient to cover fixed charges by $39 million for such year.